UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Takeshi Mikami
Name: Takeshi Mikami
Title: General Manager, Financial Accounting Dept.

Date:    June 30, 2016

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding the Filing of an Annual Report on Form 20-F

with the U.S. Securities and Exchange Commission

TOKYO, June 30, 2016 --- Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President: Koichi Miyata) hereby announces that, on June 29, 2016 (Eastern Daylight Time), SMFG filed an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

A copy of the annual report on Form 20-F can be viewed and obtained at SMFG’s website at http://www.smfg.co.jp/english/investor/financial/annual.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. Holders of SMFG’s American Depositary Receipts may request a hard copy of SMFG’s complete audited financial statements free of charge through SMFG’s website.

Attachment:

(Reference 1) Consolidated Financial Statements (IFRS)

(Reference 2) Reconciliation with Japanese GAAP

This document contains a summary of SMFG’s consolidated financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 29, 2016. This document does not contain all of the information in the Form 20-F that may be important to you. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of SMFG’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of SMFG and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

(Reference 1) Consolidated Financial Statements (IFRS)

Consolidated Statement of Financial Position

		(In millions)

	At March 31, 2015	At March 31, 2016

Assets:
Cash and deposits with banks	¥40,112,783	¥43,144,654
Call loans and bills bought	1,326,965	1,291,366
Reverse repurchase agreements and cash collateral on securities borrowed	7,218,498	8,236,516
Trading assets	3,243,185	3,615,092
Derivative financial instruments	6,471,203	5,290,825
Financial assets at fair value through profit or loss	1,785,684	1,611,877
Investment securities	24,239,656	19,865,347
Loans and advances	86,971,716	88,862,371
Investments in associates and joint ventures	619,814	702,264
Property, plant and equipment	2,496,497	2,590,951
Intangible assets	975,995	1,048,093
Other assets	3,485,123	3,654,448
Current tax assets	116,847	143,534
Deferred tax assets	117,500	115,314

Total assets	¥179,181,466	¥180,172,652

Liabilities:
Deposits	¥115,833,980	¥125,940,797
Call money and bills sold	5,873,124	1,220,456
Repurchase agreements and cash collateral on securities lent	8,820,083	6,839,474
Trading liabilities	2,193,400	2,197,673
Derivative financial instruments	6,739,787	5,086,083
Borrowings	11,217,052	9,914,129
Debt securities in issue	11,051,431	10,829,612
Provisions	207,624	262,401
Other liabilities	5,548,965	6,410,733
Current tax liabilities	111,365	93,307
Deferred tax liabilities	563,805	335,888

Total liabilities	168,160,616	169,130,553

Equity:
Capital stock	2,337,896	2,337,896
Capital surplus	862,971	863,503
Retained earnings	3,554,688	4,186,683
Other reserves	2,759,084	1,991,955
Treasury stock	(175,261)	(175,381)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	9,339,378	9,204,656
Non-controlling interests	1,681,472	1,537,548
Equity attributable to other equity instruments holders	-	299,895

Total equity	11,020,850	11,042,099

Total equity and liabilities	¥179,181,466	¥180,172,652

Consolidated Income Statement

	(In millions, except per share data)

	For the fiscal year ended March 31,

	2015	2016

Interest income	¥1,782,621	¥1,872,584

Interest expense	371,107	431,101

Net interest income	1,411,514	1,441,483

Fee and commission income	1,002,766	1,031,680

Fee and commission expense	129,253	131,381

Net fee and commission income	873,513	900,299

Net trading income	127,759	462,682

Net income from financial assets at fair value through profit or loss	22,678	12,260

Net investment income	371,064	375,229

Other income	525,905	496,273

Total operating income	3,332,433	3,688,226

Impairment charges on financial assets	90,138	148,356

Net operating income	3,242,295	3,539,870

General and administrative expenses	1,621,897	1,706,263

Other expenses	505,614	538,963

Operating expenses	2,127,511	2,245,226

Share of post-tax profit of associates and joint ventures	18,124	31,056

Profit before tax	1,132,908	1,325,700

Income tax expense	409,947	372,878

Net profit	¥722,961	¥952,822

Profit attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥614,070	¥843,920

Non-controlling interests	108,891	106,129

Other equity instruments holders	-	2,773

Earnings per share:

Basic	¥449.13	¥617.25

Diluted	448.86	616.83

Consolidated Statement of Comprehensive Income

(In millions)

	For the fiscal year ended March 31,
	2015	2016
Net profit	¥722,961	¥952,822

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Remeasurements of defined benefit plans:

Gains (losses) arising during the period, before tax	181,638	(154,273)

Share of other comprehensive income (loss) of associates and joint ventures	192	558

Income tax relating to items that will not be reclassified	(58,081)	48,550

Total items that will not be reclassified to profit or loss, net of tax	123,749	(105,165)

Items that may be reclassified subsequently to profit or loss:

Available-for-sale financial assets:

Gains (losses) arising during the period, before tax	1,392,139	(551,572)

Reclassification adjustments for (gains) losses included in net profit, before tax	(232,281)	(217,529)

Exchange differences on translating foreign operations:

Gains (losses) arising during the period, before tax	301,796	(219,904)

Reclassification adjustments for (gains) losses included in net profit, before tax	(2,164)	8

Share of other comprehensive income (loss) of associates and joint ventures	5,562	(14,362)

Income tax relating to items that may be reclassified	(301,129)	308,623

Total items that may be reclassified subsequently to profit or loss, net of tax	1,163,923	(694,736)

Other comprehensive income (loss), net of tax	1,287,672	(799,901)

Total comprehensive income	¥2,010,633	¥152,921

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥1,826,328	¥76,791

Non-controlling interests	184,305	73,357

Other equity instruments holders	-	2,773

(Reference 2) Reconciliation with Japanese GAAP

(In billions)

	At and for the fiscal year ended March 31, 2016
	Total equity	Net profit

IFRS	¥11,042.1	¥952.8

Differences arising from different accounting for:

1. Scope of consolidation	119.2	3.1

2. Derivative financial instruments	133.7	(173.1)

3. Investment securities	(256.8)	(56.6)

4. Loans and advances	25.4	35.2

5. Investments in associates and joint ventures	(86.2)	(53.4)

6. Property, plant and equipment	(9.3)	(1.3)

7. Lease accounting	(0.5)	1.5

8. Defined benefit plans	(32.2)	(6.6)

9. Deferred tax assets	(35.4)	51.2

10. Foreign currency translation	-	(61.7)

11. Classification of equity and liability	(302.5)	(5.4)

Others	(151.2)	(27.2)

Tax effect of the above	1.4	96.6

Japanese GAAP	¥10,447.7	¥755.1

A brief explanation of adjustments with significant impacts arising from differences in equity and/or net profit between Japanese GAAP and IFRS is provided below. For a more detailed explanation, please refer to “Item 5. Operating and Financial Review and Prospects — Reconciliation with Japanese GAAP” in the annual report on Form 20-F filed on June 29, 2016 (Eastern Daylight Time).

Scope of Consolidation (Item 1)

•

Under IFRS, the SMFG Group consolidates an entity when it “controls” the entity. In general, the SMFG Group considers that it controls an entity when it has the existing rights that give it the current ability to direct the operating and financing policies by owning more than half of the voting power, or by legal or contractual arrangements.

•

All types of entities, irrespective of their purpose or legal form, are consolidated under IFRS when the substance of the relationship between the entities and the SMFG Group indicates that the entities are controlled by the SMFG Group. Therefore certain entities such as securitization vehicles which are not consolidated under Japanese GAAP are consolidated under IFRS.

Derivative financial instruments (Item 2)

(Hedge accounting)

•

The SMFG Group applies hedge accounting under Japanese GAAP. However, the conditions for hedge accounting under IFRS are not fully the same as those under Japanese GAAP. The SMFG Group does not apply hedge accounting under IFRS and reversed the effects of hedge accounting under Japanese GAAP.

(Fair value measurement of derivative financial instruments)

•

Japanese GAAP and IFRS require Over-the-Counter (“OTC”) derivatives (non-exchange traded derivatives) to be measured at fair value. In principle, there is no significant difference in the definitions of fair value, but in practice there is diversity in the application of valuation techniques used for fair value under Japanese GAAP and IFRS. Therefore, to meet the requirements of fair value under IFRS, adjustments have been made to the fair values under Japanese GAAP to reflect credit risk adjustments for OTC derivatives.

Investment securities (Item 3)

(Fair value measurement of investment securities)

•

Under IFRS, available-for-sale financial assets (and financial assets at fair value through profit or loss) should be measured at fair value. The fair value of financial instruments where there is no quoted price in an active market is determined by using valuation techniques.

•

In addition, the fair values of certain financial instruments under Japanese GAAP have been adjusted in order to meet the requirements of fair value under IFRS. For example, the SMFG Group uses the last 1-month average of the closing transaction prices for the fair value measurement of available-for-sale financial assets (listed stocks) under Japanese GAAP, whereas closing spot prices are used under IFRS.

(Impairment of available-for-sale financial assets)

•

Under IFRS, the SMFG Group assesses whether there is objective evidence that available-for-sale financial assets are impaired. For available-for-sale equity instruments, objective evidence of impairment includes a significant or prolonged decline in the fair value below cost. Additionally, under Japanese GAAP, the SMFG Group reverses impairment losses recognized in a previous interim period, whereas the reversal of the impairment losses on equity instruments is not allowed under IFRS.

Loans and advances (Item 4)

(Impairment of loans and advances)

•

Under Japanese GAAP, the reserve for possible loan losses for specifically identified significant loans is calculated by using the discounted cash flow (“DCF”) method, which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the loan. Under IFRS, the allowance for loan losses for individually significant impaired loans is calculated by using the DCF method based on the best estimate of cash flows discounted at the original effective interest rate. In addition, the scope of the loans that are subject to the DCF method under IFRS is wider than that under Japanese GAAP.

•

Under IFRS, the allowance for loan losses for the remaining loans is collectively calculated by homogeneous group using statistical methods based on the historical loss experience and incorporating the effect of the time value of money. A qualitative analysis based on related economic factors is then performed to reflect the current conditions at the end of the reporting period. Under IFRS, the allowance for the non-impaired loan losses is calculated as incurred but not yet identified losses for the period between the impairment occurring and the loss being identified, although the allowance under Japanese GAAP is calculated based on the expected losses.

(Loan origination fees and costs)

•

Under IFRS, loan origination fees and costs that are incremental and directly attributable to the origination of a loan are deferred and thus, included in the calculation of the effective interest rate.

Deferred tax assets (Item 9)

•

Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. For example, deferred tax assets for deductible temporary differences relating to impairment of financial instruments of which the timing of the reversal is difficult to estimate cannot be recognized under Japanese GAAP, whereas they can be recognized under IFRS to the extent that it is probable that future taxable profit will be available.

Classification of equity and liability (Item 11)

•

Under IFRS, a financial instrument or its component parts are classified as equity instruments or financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities and equity instruments. A financial instrument is classified as a financial liability if there is a contractual obligation to deliver cash or another financial asset other than a fixed number of equity shares in exchange for a fixed amount of cash or another financial asset. In the absence of such a contractual obligation, the financial instrument is classified as an equity instrument.